January 28, 2010

ATTORNEYS AT LAW

777 East Wisconsin Avenue, Suite 3800
Milwaukee, Wisconsin  53202-5306
414.271.2400 TEL
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www.foley.com

WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com Email

CLIENT/MATTER NUMBER
068916-0101

Via EDGAR System

Mr. Vince DiStefano

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Re:	Leuthold Funds, Inc. (File Nos. 033-96634 and 811-09094) Amended Registration Statement on Form N-1A (conforming prospectus for new summary prospectus rules) Filed on November 30, 2009

Dear Mr. DiStefano:

On behalf of our client, Leuthold Funds, Inc., a Maryland corporation (Investment Company Act File No. 811-09094), set forth below are responses to the oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced amended registration statement (the “Registration Statement”).  The comments were provided by Vince DiStefano at (202) 551-6965.  Leuthold Funds, Inc. is currently comprised of nine portfolios (each a “Fund” and, collectively, the “Funds”).  The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Funds’ responses (in regular type).

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297‑5596.

General Comment

1.                   In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Funds acknowledging that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the Registration Statement;
•

Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement, and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We acknowledge on behalf of the Funds that (1) the Funds, through their officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Boston Brussels CHICAGO Detroit JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.	MILW_9733120.1

January 28, 2010

2.                   When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response:  Where applicable, the Funds will update similar disclosure in the Registration Statement to respond to the Staff’s comments.

Prospectus

3.                   Under the “Fund Fees and Expenses” section for the Leuthold Core Investment Fund, please delete footnote 1, footnote 2 and footnote 4.  Please revise footnote 3 to read as follows: “Acquired Fund Fees and Expenses are not directly borne by the Fund, and they are not reflected in the Fund’s financial statements, with the result that the information presented in the expense table may differ from that presented in the financial highlights.”.

Response:  As requested, the Fund will delete footnotes 1, 2 and 4, and will revise footnote 3 to read as provided above.

4.                   Under the “Principal Investment Strategies of the Fund” section for the Leuthold Core Investment Fund, please specify the other equity securities and the other debt securities in which the Fund may invest.  Please delete the following sentence: “As a ‘flexible’ fund, the Fund may also invest in other categories of equity investments.”  We note that historically the Fund has high portfolio turnover.  Please revise the disclosure to indicate that the Fund’s strategy usually results in high portfolio turnover.  It is not clear whether the Select Industries Strategy applies to the Fund’s investments in debt securities.  Please revise the disclosure to clarify this, and to clarify how the Fund allocates its investments between equity securities and debt securities.  The Fund indicates that it may engage in short sales of index-related and other equity securities.  Please confirm that this is a principal investment strategy.  Otherwise, please delete this disclosure.

Response:  The Fund will revise the disclosure as requested.  Specifically, the Fund will include a brief summary of its asset allocation process, and will include other revised disclosure as provided below.  The Fund confirms that short sales of index-related and other equity securities is a principal investment strategy.

“Common stocks and other equity securities (including common stocks, preferred stocks, convertible preferred stocks, warrants, options and American Depository Receipts, and may engage in short sales of equity securities).”

“Bonds and other debt securities (including U.S. Treasury Notes and Bonds, investment grade corporate debt securities, convertible debt securities and debt securities below investment grade).”

“In investing in equity securities and debt securities, the Fund uses a disciplined, unemotional, quantitative investment approach that is based on the belief investors can achieve superior investment performance through group selection (Select Industries Strategy).”

“Such adjustments usually result in high portfolio turnover.”

January 28, 2010

5.                   Under the “Principal Risks of Investing in the Fund” section for the Leuthold Core Investment Fund, please revise the first paragraph to more closely resemble the language referenced in Form N-1A, and shorten the risk related to short sales, including the deletion of language that describes the process of making a short sale.  Please revise the high portfolio turnover risk to indicate that the Fund’s annual portfolio turnover rate generally exceeds 100%.  Is high portfolio turnover consistent with the Fund’s investment objective?  Are risks related to derivatives, underlying funds and smaller capitalization companies principal risks?  If yes, please include in the prospectus.

Response:  The Fund will revise the disclosure as requested.  Specifically, the Fund will include revised disclosure as provided below.  The Fund confirms that risks related to derivatives, underlying funds and smaller capitalization companies are not principal risks.  While a higher portfolio turnover rate may negatively impact the Fund’s performance, the Fund believes a high portfolio turnover rate is not inconsistent with the Fund’s investment objective.  The Fund may sell securities without regard to the length of time they have been held to take advantage of new investment opportunities, when the Fund’s portfolio managers believe the potential for current income or capital appreciation has lessened, or for other reasons.  The Fund’s portfolio managers believe the turnover rate should not be a limiting factor, if the Fund’s portfolio managers consider portfolio changes appropriate in achieving the Fund’s objective.

“Investors in the Fund may lose money.  The principal risks of investing in the Fund, including the risks to which the Fund’s portfolio as a whole is subject and the circumstances reasonably likely to affect adversely the Fund’s performance, are summarized below.”

 “Short Sales Risk:  The Fund will suffer a loss if it sells a security short and the value of the security rises rather than falls. It is possible that the Fund’s long positions will decline in value at the same time that the value of its short positions increase, thereby increasing potential losses to the Fund. Short sales expose the Fund to the risk that it will be required to buy the security sold short (also known as “covering” the short position) at a time when the security has appreciated in value, thus resulting in a loss to the Fund. The Fund’s investment performance will also suffer if it is required to close out a short position earlier than it had intended. In addition, the Fund may be subject to expenses related to short sales that are not typically associated with investing in securities directly, such as costs of borrowing and margin account maintenance costs associated with the Fund’s open short positions. These expenses may negatively impact the performance of the Fund. Short positions introduce more risk to the Fund than long positions (purchases) because the maximum sustainable loss on a security purchased (held long) is limited to the amount paid for the security plus the transaction costs, whereas there is no maximum attainable price of the shorted security. Therefore, in theory, securities sold short have unlimited risk.”

January 28, 2010

6.                   Under the “Performance Information” section for the Leuthold Core Investment Fund, please revise the first paragraph to provide that Fund’s performance is compared to the performance of a broad measure of market performance rather than various indices.  Please, delete the following sentence: “The performance of Institutional Shares will differ from that shown above to the extent that the Classes do not have the same expenses or inception date.”  Please delete the footnotes to the performance chart.  With respect to footnotes 1, 2 and 3, you may include the narrative adjacent to the chart, and with respect to footnotes 4 and 5, you may include this narrative in the table itself.

Response:  The Fund will revise the disclosure as requested.  Specifically, the Fund will include revised disclosure as provided below.

“The bar chart and table that follow provide some indication of the risks of investing in the Fund by showing changes in its performance from year to year and how its average annual returns over various periods compare a broad measure of market performance.”

7.                   Under the “Portfolio Managers” section for the Leuthold Core Investment Fund, please revise the discussion on the portfolio managers to include their titles and length of service with the Fund’s investment adviser, and revise the text cross referencing the additional information to read as follows: “For important information about purchase and sale of Fund shares, tax information, and payments to financial intermediaries, please turn to “Important Additional Fund Information” on page 39 of this Prospectus.”

Response:  The Fund will revise the disclosure as requested.

8.                   Under the “Principal Investment Strategies of the Fund” section for the Leuthold Asset Allocation Fund, please revise the discussion to define the Undervalued & Unloved screen the first time it appears.

Response:  The Fund will revise the disclosure as requested.

9.                   With respect to the “Principal Risks of Investing in the Fund” section for the Leuthold Asset Allocation Fund, are  risks related to junk bonds, derivatives, emerging markets and smaller capitalization companies principal risks?  If yes, please include in the prospectus.

Response:  The Fund confirms that risks related to junk bonds, derivatives, emerging markets and smaller capitalization companies are not principal risks.

10.                Under the “Principal Investment Strategies of the Fund” section for the Leuthold Global Fund, please revise the discussion to indicate that the Fund may invest less than 40% of its assets in securities from international markets, but in any event not less than 30% in securities from international markets.  Please confirm that the reference to “international” markets refers to non-U.S. markets.

Response:  The Fund will revise the disclosure as requested, and confirms that the reference to “international” markets refers to non-U.S. markets.

January 28, 2010

11.                With respect to the “Principal Risks of Investing in the Fund” section for the Leuthold Global Fund, are  risks related to junk bonds, derivatives, emerging markets and smaller capitalization companies principal risks?  If yes, please include in the prospectus.

Response:  The Fund confirms that risks related to junk bonds, derivatives, emerging markets and smaller capitalization companies are not principal risks.

12.                Under the “Principal Investment Strategies of the Fund” section for the Leuthold Select Industries Fund, please revise the discussion to specify the principal type of securities in which the Fund invests.

Response:  The Fund will revise the disclosure as requested.  Specifically, the Fund will include the following disclosure:

“The Fund seeks capital appreciation by investing substantially all of its assets in equity securities traded in the U.S. securities markets (including common stocks, preferred stocks, convertible preferred stocks, warrants, options and American Depository Receipts).  The Fund invests in companies of all sizes and industries as well as in “growth” stocks and “value” stocks.  In investing in equity securities, the Fund uses a disciplined, unemotional, quantitative investment approach that is based on the belief investors can achieve superior investment performance through group selection (Select Industries Strategy).”

13.                With respect to the “Principal Risks of Investing in the Fund” section for the Leuthold Select Industries Fund, are  risks related to junk bonds, derivatives, emerging markets and smaller capitalization companies principal risks?  If yes, please include in the prospectus.

Response:  The Fund confirms that risks related to junk bonds, derivatives, emerging markets and smaller capitalization companies are not principal risks.

14.                Under the “Fund Fees and Expenses” section for the Leuthold Undervalued & Unloved Fund, please delete footnote 1 and  footnote 2.  If the Fund needs to include the line item for Acquired Fund Fees and Expenses, please revise footnote 3 to read as follows: “Acquired Fund Fees and Expenses are not directly borne by the Fund, and they are not reflected in the Fund’s financial statements, with the result that the information presented in the expense table may differ from that presented in the financial highlights.”  Otherwise delete footnote 3.  Please revise footnote 4 to include more detail respecting the expense limitation, as provided in Form N-1A, which provides that the Fund should “disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances.”  Also, please revise the related line items in the table to generally mirror the suggested captions in Form N-1A: “Expense Reimbursement or Recovery” and “Total Annual Fund Operating Expenses After Expense Reimbursement or Recovery”.

Response:  As requested, the Fund will delete footnotes 1 and 2, will revise footnote 3 to read as provided above, and will revise the captions to the fee table as provided above.  The Fund will revise footnote 4 to read as follows:

January 28, 2010

“In the Fund’s investment advisory agreement, the Fund’s investment adviser has agreed to reimburse the Fund to the extent necessary to ensure that Total Annual Fund Operating Expenses (excluding dividends on short positions and Acquired Fund Fees and Expenses) do not exceed 1.50%.  The investment advisory agreement remains in effect indefinitely as long as its continuance is specifically approved at least annually by the board of directors of the Fund, including a majority of those directors who are not interested persons of the Fund. Upon sixty days’ written notice, the investment advisory agreement may be terminated by the Fund or the Fund’s investment adviser, for any reason.”

15.                Under the “Principal Investment Strategies of the Fund” section for the Leuthold Undervalued & Unloved Fund, please revise the discussion to specify the minimum market capitalization.

Response:  The Fund will revise the disclosure as requested.  Specifically, the Fund will include the following disclosure:

“The Fund’s investment adviser follows a universe of common stocks (mainly domestic) that have a market capitalization of at least $300 million at the time of purchase and meet certain trading volume levels.”

16.                With respect to the “Principal Risks of Investing in the Fund” section for the Leuthold Select Industries Fund, are risks related to emerging markets principal risks?  If yes, please include in the prospectus.

Response:  The Fund confirms that risks related to emerging markets are not principal risks.

17.                Under the “Principal Investment Strategies of the Fund” section for the Leuthold Select Equities Fund, please revise the discussion to specify the principal type of securities in which the Fund invests.  Also, please indicate that the Fund will comply with the 80% limitation pursuant to the investment company “name” rule, Rule 35d-1 of the Investment Company Act of 1940.

Response:  The Fund notifies the Commission that it is merging into the Leuthold Select Industries Fund, and all disclosure related to the Fund will be deleted from the Prospectus.

18.                Under the “Principal Investment Strategies of the Fund” section for the Leuthold Hedged Equity Fund, please indicate that the Fund will comply with the 80% limitation pursuant to the investment company “name” rule, Rule 35d-1 of the Investment Company Act of 1940.

Response:  The Fund will revise the disclosure as requested.  Specifically, the Fund will include the following disclosure:

“The Fund will, under normal circumstances, invest at least 80% of its net assets in equity securities (including common stocks, preferred stocks, convertible preferred stocks, warrants, options and American Depository Receipts) and hedging instruments.”

January 28, 2010

19.                With respect to the “Principal Risks of Investing in the Fund” section for the Leuthold Hedged Equity Fund, are  risks related to counterparty defaults principal risks?  If yes, please include in the prospectus.  Is commodities risk a principal risk of the Fund?  If not, please delete.

Response:  The Fund confirms that risks related to counterparty defaults are not principal risks.  Also, the Fund confirms that commodities risk is not a principal risk of the Fund, and will delete this risk.

20.                With respect to the “Investment Objective” section for the Grizzly Short Fund, please delete the following sentence: “However, as its principal investment strategy is to sell stocks short, it may be difficult for the Fund to achieve its goal in rising stock markets.”  This disclosure may be made in the principal risk factors section.

Response:  The Fund will revise the disclosure as requested.

21.                With respect to the “Purchase and Sale of Fund Shares” section, please delete the following sentence: “The Funds may waive the minimum investment requirements from time to time.”  Also, please delete the following sentence: “The redemption price is the net asset value per share next determined after the receipt of a redemption request in proper form.”

Response:  The Fund will revise the disclosure as requested.

22.                With respect to the “Dividends, Capital Gains, and Taxes” section, please change the header to “Tax Information.”

Response:  The Fund will revise the disclosure as requested.

23.                With respect to the “Payments to Broker-Dealers and Other Financial Intermediaries” section, please delete the following sentence: “Specifically, the Funds and/or the Adviser may pay fees to broker-dealers and other financial intermediaries to compensate them for the services they provide their customers, to reimburse them for the marketing expenses they incur, or to pay for the opportunity to have them distribute the Funds.”

Response:  The Fund will revise the disclosure as requested.

24.                With respect to the “Other Information About the Funds’ Investment Objectives, Strategies and Risks” section, please confirm whether this section relates to “principal” strategies and risks, and, please revise the disclosure to clarify.  Also, please revise the disclosure related to changing a Fund’s investment objective to include language indicating the amount of notice that will be provided in the event that the Fund’s investment objective is changed, and clarify that when the Funds take a temporary defensive position that they may not achieve their investment objectives.  In the risk factor related to “Additional costs associated with Registered Investment Companies,” use the terminology related to mutual funds and exchange traded funds that are used in the front part of the Prospectus, and under the “Disclosure of Portfolio Holdings” disclosure indicate that portfolio holdings are available on the Funds’ website if that is the case.

Response:  The Fund will revise the disclosure as requested.  Specifically, the Fund will include the following disclosure:

January 28, 2010

“Other Information About Principal Investment Objectives and Strategies, and Non-Principal Risks”

“Each Fund’s investment objective, including, if applicable, its policy of investing at least 80% of the value of its net assets in the particular type of investments suggested by the Fund’s name, is a non-fundamental policy.  If the Fund’s Board of Directors determines to change this non-fundamental policy, the Fund will provide 60 days prior notice to the shareholders before implementing the change of policy.”

25.                With respect to the “The Funds’ Share Prices” section, please revise the disclosure to indicate that if a Fund has portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares, the net asset value of the Fund’s shares may change on days when shareholders will not be able to purchase or redeem the Fund’s shares.

Response:  The Fund will revise the disclosure as requested.

* * *

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer
Peter D. Fetzer

Enclosures

cc:	Roger Peters (w/ enclosures)
Leuthold Funds, Inc.
Richard Teigen (w/ enclosures)
Foley & Lardner LLP